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                                                               December 20, 2004

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

 Re: Parentech, Inc.


  Preliminary Information Statement Pursuant to Section 14(c) of the Securities of the Securities Exchange Act of 1934 and Form 15.



  File No. 001-15591



Ladies and Gentlemen:

Parentech, Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Preliminary Information Statement Pursuant to Section 14(c) of the Securities of the Securities Exchange Act of 1934 (the" Preliminary Information Statement"), filed with the Securities and Exchange Commission (the "Commission") on December 15, 2004.

Pursuant to the Preliminary Information Statement, the Company was looking to amend its Certificate of Incorporation reducing its issued and outstanding shares of common stock through undertaking a one for two hundred reverse stock split as a condition to completing a merger with Source Atlantic, Inc., a Delaware corporation. On November 18, 2004, it was determined that the conditions to completing the merger with Source Atlantic, Inc. could not be satisfied and the Agreement and Plan of Merger and Reorganization with Source Atlantic, Inc. was terminated. Accordingly the Board of Directors and majority shareholders determined not to proceed with the reverse stock split.

In addition, the Company has determined that it would be in the best interests of the shareholders to terminate its registration of its securities pursuant to Rule 12g-4(a)(1)(ii) of the Securities Exchange Act of 1934, as amended. The Company recognizes its ongoing obligation to respond to comments by the Securities and Exchange Commission on previous filings. The Company, upon thorough review of its list of shareholders of record, has determent, based on duplicate and affiliated shareholders, that the Company has approximately 490 shareholders of record. In addition, the total assets of the Company have not exceeded $10 million on the last day of each of the Company's three most successive fiscal years.

If you have any questions regarding the foregoing application for withdrawal, please contact Joseph I. Emas, 1224 Washington Avenue, Miami Beach, Florida 33139 (305) 531-1174.

Sincerely,

/s/ Scott Landow
Scott Landow

Chief Executive Officer